Exhibit (a)(1)(B)

To:  All Employees

From:  Cliff Hudson

Subject:  IMPORTANT NEWS!  Commencement of Option Exchange Program

Date:  March 31, 2010

To All Employees:

I am pleased to announce that today we have commenced the voluntary stock option exchange program you have heard about in prior communications.  The program will give eligible employees a one-time opportunity to surrender certain outstanding underwater stock options in exchange for a lesser amount of new stock options with a lower exercise price.  This is a voluntary program – eligible employees will make their own choice whether to participate.

Eligible employees will be receiving another email today from optionexch@sonicdrivein.com with information about the program and how to participate by accessing our stock option exchange website, which is available at https://sonic.equitybenefits.com.  The personalized Log In ID and password included in the email being sent to each eligible employee are necessary to participate online, so eligible employees will need to receive that email communication before they can participate.  Generally speaking, the program is open to all employees (other than senior executives) who hold stock options granted before March 31, 2009 that have an exercise price greater than $15.00 per share.  Eligible employees who wish to participate must make their elections before the offer expiration deadline of 4:00 p.m. Central Time on April 29, 2010 (or a later date if the offer is extended).  If you believe you are an eligible employee and have not received the email with details about the program by April 2, 2010, please send your inquiry to optionexchquestions@sonicdrivein.com, or call Sonic’s Option Exchange Hotline at 405-225-5250.

This communication is merely an announcement that the stock option exchange program has commenced and that eligible employees should expect to receive an email with specific details about the program later today.  Eligible employees should carefully review those materials to make an informed decision whether to participate.

I believe that this exchange offer will restore the intended purpose of our equity incentive program, creating value for both employees and Sonic shareholders.

With my thanks,

Cliff